UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 68686 /January 18, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15128

In the Matter of :	
:	
THE HARTCOURT COMPANIES, INC., :	
HAWKSDALE FINANCIAL VISIONS, INC. :	ORDER MAKING FINDINGS
(n/k/a ADVANCED MEDICAL :	AND REVOKING REGISTRATIONS
INSTITUTE, INC.), :	OF RESPONDENTS EXCEPT FOR
HEALTHCARE PROVIDERS DIRECT, INC., :	HELLENIC SOLUTIONS CORP.
HEARTLAND OIL & GAS CORP., :	AND HIV-VAC, INC. (n/k/a
HELLENIC SOLUTIONS CORP., and :	GRUPO INTERNATIONAL, INC.),
HIV-VAC, INC. (n/k/a GRUPO INTER- :	BY DEFAULT
NATIONAL, INC.) :	

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on December 12, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act) alleging that Respondents all had securities registered with the Commission pursuant to Exchange Act Section 12(g) and all had failed to file required periodic reports with the Commission for several years. The OIP requires that an Answer be filed within ten days after service. OIP at 4; 17 C.F.R. § 201.220(b).

Service

The Declaration of Neil J. Welch, Jr., filed by the Division of Enforcement (Division) on December 26, 2012, demonstrates that three Respondents − Healthcare Providers Direct, Inc. (Healthcare), Heartland Oil & Gas Corp. (Heartland), and HIV-VAC, Inc. (n/k/a Grupo International, Inc.) (HIV-VAC), were served with the OIP on December 15, December 14, and December 21, 2012, respectively, by sending a copy of the OIP by Express Mail to the most recent address shown on the company's most recent filing with the Commission and obtaining confirmation of delivery or attempted delivery. See 17 C.F.R. § 201.141(a)(2)(ii), (iv).

Service on the other Respondents is troublesome. According to the OIP, The Hartcourt Companies, Inc. (Hartcourt Companies), is an expired Utah corporation located in Shanghai, China.[1] The Commission sent the OIP by Express Mail to c/o CT Corporation, Registered Agent, 1108 E. South Union Ave., Midvale, Utah 84047, which was accepted on December 14, 2012, and the Division personally served this registered agent on December 19, 2012. On January 11, 2013, a representative of CT Corporation confirmed to my Office that it was the registered representative of Hartcourt Companies and would remain so for five years following the expiration of Hartcourt Companies' registration under Utah law in 2010. On these facts, I find that Hartcourt Companies was served with the OIP on December 14, 2012.

According to the OIP, Hawksdale Financial Visions, Inc. (n/k/a Advanced Medical Institute, Inc.) (Hawksdale), is a revoked Nevada corporation located in New South Wales, Australia. On December 13, 2012, the Commission sent the OIP by International Registered Mail to Hawksdale's New South Wales address, which is the address on its last filing with the Commission. On January 11, 2013, the USPS.com tracking information showed the mailing "in transit to destination." The Commission also sent the OIP by Certified Mail on December 13, 2012, to Hawksdale c/o Okoboji Enterprises Corp. (Okoboji Enterprises), Registered Agent, 3145 E. Warm Springs, Suite 200, Las Vegas, NV 89120. The Domestic Return Receipt was signed but undated. The Division personally served Okoboji Enterprises, Registered Agent, on December 14, 2012. The website of the Nevada Secretary of State shows Okoboji Enterprises as a registered agent and Advanced Medical Institute, Inc., as a company represented. On these facts, I find that Hawksdale was served with the OIP by December 14, 2012.

The Commission sent the OIP by International Registered Mail on December 13, 2012, to Hellenic Solutions Corp. (Hellenic Solutions) c/o D. Goulielmos & Partners Law Offices, 38, Skoufa Street, 106, 72 Athens, Greece, the address on Hellenic Solutions' Form 6-K filed on September 15, 2011, its most recent filing with the Commission. According to www.USPS.com, the OIP was received in Greece on January 04, 2013, at 10:10 a.m. and is currently in transit to the destination. On these facts, I find that Hellenic Solutions has not been served with the OIP.

As of today, no Respondent has filed an Answer. HIV-VAC was the only Respondent that participated in a prehearing conference on January 11, 2013. Kevin W. Murray, Chief Executive and Chief Financial Officer of HIV-VAC, stated that it had filed a Form 15, Certification and Notice of Termination of Registration, on January 11, 2013, and requested that I allow time for the Form 15 to become effective. HIV-VAC agreed to provide the Division with information from its transfer agent that supports its representation that it has approximately 328 shareholders. The Division requested that Respondents who had been served with the OIP, who had not filed Answers, did not participate in the prehearing conference, or otherwise defend the proceeding, be found in default and have the registration of their registered securities revoked. I stated that I would default Respondents where appropriate after determining service, and would wait for about thirty days to hear from HIV-VAC and the Division on whether they can reach an agreement as to the impact of HIV-VAC's Form 15 on this proceeding.

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[1] My understanding is that it can take from three to six months to comply with the requirements of achieving service in China.

Ruling

All Respondents except Hellenic Solutions and HIV-VAC are in default and the allegations in the OIP are true as to each of them. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Findings of Fact

Hartcourt Companies, Central Index Key (CIK) No. 949427, is an expired Utah corporation located in Shanghai, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Hartcourt Companies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended November 30, 2009. As of December 3, 2012, Hartcourt Companies' stock, symbol HRCT, was quoted on OTC Link operated by OTC Markets Group, Inc., had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Hawksdale, CIK No. 1096620, is a revoked Nevada corporation located in Alexandria, New South Wales, Australia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Hawksdale is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2009, which reported a net loss of over $4.24 million for the prior three months. As of December 3, 2012, Hawksdale's stock, symbol AVMD, was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Healthcare, CIK No. 1305748, is a revoked Nevada corporation located in Stone Harbor, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Healthcare is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of over $2.75 million for the prior nine months. On July 9, 2010, Healthcare filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of New Jersey, which was terminated on November 30, 2010. As of December 3, 2012, Healthcare's stock, symbol HPRD, was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Heartland, CIK No. 1075636, is a revoked Nevada corporation located in Jacksboro, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Heartland is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2008, which reported a net loss of over $28.6 million for the prior six months. As of December 3, 2012, Heartland's stock, symbol HTOG, was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Conclusions of Law

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rule 13a-1 requires issuers to file annual reports. Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports.

Hartcourt Companies, Hawksdale, Healthcare, and Heartland have each failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. I conclude on these facts that revocation of the registration of each class of each company's registered securities is both necessary and appropriate for the protection of investors.

Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of The Hartcourt Companies, Inc., Hawksdale Financial Visions, Inc. (n/k/a Advanced Medical Institute, Inc.), Healthcare Providers Direct, Inc., and Heartland Oil & Gas Corp. is hereby REVOKED;

I FURTHER ORDER that the Division of Enforcement shall notify my Office if it is able to show that Hellenic Solutions Corp. has been served with the OIP, or, alternatively, how it intends to proceed; and

I FURTHER ORDER that HIV-VAC, Inc. (n/k/a Grupo International, Inc.), and the Division of Enforcement shall inform me by Monday, February 11, 2013, whether or not they agree that the Form 15 should be allowed to take effect.

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Brenda P. Murray
Chief Administrative Law Judge